June 6, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the EAS Global Cycle Fund, a series of the Trust.  The primary purposes of the proxy statement are to solicit shareholder approval of (i) a new advisory agreement with the Fund’s current investment adviser and (ii) a sub-advisory agreement with Trademark Capital Management, Inc. to serve as sub-adviser to the Fund.

If you have any questions, please contact the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser